Form 10-K405, Exhibit 13
period 1995-12-31
AMTECH CORP
filed 1996-03-19
CIK 855612

                                                                    EXHIBIT 13.1

CONSOLIDATED FINANCIAL REVIEW .                                FINANCIAL SUMMARY


FIVE-YEAR FINANCIAL SUMMARY                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------------------------
                                                        1995(1)     1994     1993      1992      1991
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
  Sales                                                 $80,071   $61,457   $59,424   $39,856   $18,748
  Operating costs and expenses:
    Cost of sales                                        53,656    31,288    28,678    20,190    11,563
    Research and development                              9,334     6,222     4,407     2,562     1,963
    Marketing, general and administrative                23,123    13,991    13,978    10,960    10,640
                                                        -------   -------   -------   -------   -------
                                                         86,113    51,501    47,063    33,712    24,166
                                                        -------   -------   -------   -------   -------
      Operating income (loss)                            (6,042)   9,956     12,361     6,144    (5,418)
  Investment income                                       2,308    2,104      1,735     1,261       433
  Interest expense                                         (181)      --         --        --        --
                                                        -------   -------   -------   -------   -------
  Income (loss) before income taxes and
   cumulative effect of change in accounting
   for income taxes                                      (3,915)   12,060    14,096     7,405    (4,985)
  Provision for income taxes                                172     4,398     3,729       132        --
                                                        -------   -------   -------   -------   -------
  Income (loss) before cumulative effect of change
   in accounting for income taxes                        (4,087)    7,662    10,367     7,273    (4,985)
  Cumulative effect of change in accounting for
   income taxes                                              --        --     6,000        --        --
                                                        -------   -------   -------   -------   -------
      Net income (loss)                                 $(4,087)  $ 7,662   $16,367   $ 7,273   $(4,985)
                                                        =======   =======   =======   =======   =======
  Earnings (loss) per share(2)                          $ (0.28)  $  0.52   $  1.10   $  0.51   $ (0.40)
  Shares used in computing earnings (loss) per share     14,655    14,800    14,855    14,199    12,409
  Cash dividends declared per common share              $  0.02   $  0.08   $  0.06   $    --   $    --

BALANCE SHEET DATA:
  Working capital                                       $49,349   $63,558   $47,625   $38,030   $13,554
  Total assets                                           93,379    80,622    76,720    57,445    22,991
  Total stockholders' equity (3)                         72,561    75,336    66,805    48,821    15,965
  Stockholders' equity per share                           4.97      5.16      4.59      3.40      1.26

(1) In 1995, the Company acquired Cotag International Limited, Cardkey Systems, Inc., Cardkey Systems Limited and WaveLink Technologies, Inc. See Note 2 to Consolidated Financial Statements included herein.
(2) Amount for 1993 includes the cumulative effect of a change in accounting for income taxes which increased earnings per share by $0.40.
(3) The Company completed a follow-on public offering in May 1992 of 1,562,500 common shares for net proceeds of $24,884,000.

This five-year financial summary should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included herein.

                                                   CONSOLIDATED FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Amtech Systems Corporation and Amtech World Corporation develop and provide high-frequency radio frequency identification (RFID) solutions to the transportation markets which include vehicle-roadside communications, electronic toll and traffic management (ETTM), rail, intermodal and motor freight. Products and services for electronic access control applications are the focus of Cotag International Limited ("Cotag") and Cardkey Systems, Inc. and Cardkey Systems Limited (collectively "Cardkey"). Cotag and Cardkey were acquired by the Company in January and August 1995, respectively. WaveLink Technologies, Inc. ("WaveLink") is developing a line of products targeting the interactive data marketplace consisting of mobile radio frequency data communications terminals using wireless local area networks for use in portable computing in logistics, warehousing, transportation and medical applications.

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 1995 to the Year Ended December 31,
1994

  Sales - Sales increased by 30% from $61,457,000 in 1994 to $80,071,000 in 1995. Sales volumes for the ETTM sector of the transportation markets increased $10,211,000, primarily as a result of revenues of approximately $16,942,000 from a single systems integration services contract. Shipments in the transportation markets for the rail industry decreased from $30,506,000 to $9,281,000 primarily as a result of the substantial completion in mid-1994 of tag deliveries for the implementation of the Association of American Railroads' mandatory standard for automatic equipment identification. Sales in the electronic access control markets amounted to approximately $31,687,000 in 1995 as sales of Cotag were included in the Company's consolidated financial statements beginning February 1, 1995, and sales of Cardkey were included beginning August 1, 1995.

  Cost of Sales and Gross Profit - Gross profit as a percentage of sales decreased from 49% in 1994 to 33% in 1995. This decrease was primarily due to a reduction in the percentage of sales attributable to the Company's manufactured products for the transportation markets, and a larger percentage of sales being attributable to lower margin systems integration project work in the ETTM market. The gross profit margin on sales to the electronic access control markets was 32%.

  Research and Development - Research and development expenses increased by 50% from $6,222,000 in 1994 to $9,334,000 in 1995, due in part to one-time charges of $1,382,000 for purchased in-process research and development as a result of the Cardkey and WaveLink acquisitions, expenditures of approximately $900,000 by WaveLink for product development and the inclusion of expenses for Cotag and Cardkey of $2,427,000 in 1995. These increases were partially offset by reduced joint venture expense levels relating to product development for certain transportation applications.

  Marketing, General and Administrative - Marketing, general and administrative expenses increased 65% from $13,991,000 in 1994 to $23,123,000 in 1995. The increases are primarily attributable to the inclusion of expenses of Cotag and Cardkey of $10,642,000 in 1995. These increases were partially offset by decreases in outside consultant, advertising and travel costs incurred to pursue and support new business opportunities for the transportation markets.

  Investment Income - Investment income increased from $2,104,000 in 1994 to $2,308,000 in 1995. The increase is primarily attributable to gains realized from the sale of corporate equity securities of approximately $1,040,000 partially offset by the effect of a reduction in invested cash and marketable securities resulting from the Company's 1995 business acquisitions.

  Income Taxes - The provision for income taxes in 1995 of $172,000 is different from the U.S. statutory rate of 34% primarily due to the effect of unbenefitted foreign losses. The effective tax rate for 1994 was 36.5%.

  Net Income (Loss) - As a result of the foregoing, the Company experienced a net loss of $4,087,000 in 1995 as compared to net income of $7,662,000 in 1994.

Comparison of the Year Ended December 31, 1994 to the Year Ended December 31,
1993

  Sales - Sales increased by 3% from $59,424,000 in 1993 to $61,457,000 in 1994, primarily due to increased sales volumes of the Company's products and services for the ETTM sector of its markets. Installation of new systems in New York and Kansas coupled with the continued implementation or expansion of systems in Oklahoma, Houston, Hong Kong and Atlanta contributed to the increase in sales to ETTM customers in 1994. Shipments to the rail industry decreased from $33,438,000 to $30,506,000 primarily as a result of the substantial completion in mid-1994 of tag deliveries for the implementation of the

CONSOLIDATED FINANCIAL REVIEW

Association of American Railroads' mandated standard for automatic equipment identification.

  Cost of Sales and Gross Profit - Gross profit as a percentage of sales decreased from 52% in 1993 to 49% in 1994. This decrease was primarily due to a reduction in the percentage of sales attributable to the Company's manufactured products. The business mix for the last half of 1994 trended toward lower margin systems integration project work in the ETTM market.

  Research and Development - Research and development expenses increased by 41% from $4,407,000 in 1993 to $6,222,000 in 1994, primarily due to funding the Company's pro rata share of the net expense incurred by the technology joint venture, Intellitag Products, which was formed by the Company and Motorola, Inc. to develop a new generation of products for ETTM applications. The Company's total research and development expenditures increased by 47% from $6,204,000 in 1993 to $9,150,000 in 1994. Research and development expenditures of $1,797,000 in 1993 and $2,928,000 in 1994 were included in cost of sales relating to new product research and development arrangements with customers and software development costs associated with installation of customer projects.

  Marketing, General and Administrative - Marketing, general and administrative expenses were relatively unchanged from $13,978,000 in 1993 to $13,991,000 in 1994. Compensation costs increased for additional marketing and administrative personnel to pursue and support new business opportunities. This increase was offset by a decrease in legal expenses from $1,418,000 in 1993 to $642,000 in 1994 due to reduced litigation and regulatory matters.

  Investment Income - Investment income increased from $1,735,000 in 1993 to $2,104,000 in 1994, primarily attributable to the overall increase in interest rates between periods.

  Income Taxes - The provision for income taxes as a percentage of income before taxes was 36.5% for 1994. The primary difference between the statutory and effective tax rates is the provision for state taxes. The Company changed its method of accounting for income taxes effective January 1, 1993, pursuant to FASB Statement No. 109, "Accounting for Income Taxes." As permitted, the Company elected to not restate the financial statements of any prior periods and recorded the cumulative effect of the accounting change as of January 1, 1993. This change resulted in a one-time increase in earnings of $6,000,000 for the year ended December 31, 1993. The provision for income taxes as a percentage of income before taxes and cumulative effect of change in accounting for income taxes was 26% for 1993. The primary difference between the statutory and effective tax rates is the utilization of net operating loss carryforwards of $1,364,000.

  Net Income - As a result of the foregoing, the Company achieved net income of $7,662,000 in 1994 as compared to net income of $16,367,000 in 1993.

OUTLOOK FOR 1996

  The 1995 acquisitions of Cotag, Cardkey and WaveLink have significantly expanded the Company's worldwide product and service offerings of systems and solutions utilizing wireless data technologies. As a result of these acquisitions, the Company's revenue and employee base each have more than doubled and worldwide locations now total approximately 40. The Company has taken strategic steps to diversify into businesses complementary to its original business and now must focus on expanding revenues with the development of existing markets as well as new leading-edge technology, returning to profitability and realizing the potential synergies between its market-oriented groups. Cardkey was experiencing significant operating losses prior to its acquisition by the Company. The level of Cardkey losses since the acquisition by the Company has been substantially reduced primarily as a result of changes in certain key management personnel, a reorganization of the operating structure of Cardkey, overall expense reductions, product improvements, and the early benefits of vertically integrated manufacturing efforts. Cardkey's improving financial performance is expected to continue in 1996. Significant research and development expenditures are expected to be incurred by WaveLink as work efforts continue on the product line being developed by this technology start-up company. Significant additional expenditures will be incurred by WaveLink to build a U.S. sales, marketing and support organization designed to bring about meaningful product sales in the latter half of 1996. Within the transportation markets, sales of Company manufactured hardware products that yield higher gross profit margins are expected to increase as a percentage of sales, while sales of lower gross profit margin products and services, such as systems integration project work in the ETTM sector, are expected to decrease. The Company expects to continue to provide its share of cash required by Alcatel Amtech S.A., the Company's European joint venture. If current trends hold in the Company's established market-oriented groups and if the new WaveLink product line lives up to expectations, the Company expects its pre-tax

                                                   CONSOLIDATED FINANCIAL REVIEW

operating results for 1996 to approximately break even on targeted sales of $115 million to $130 million. These forward-looking statements are subject to the "SAFE HARBOR" STATEMENT on the inside back cover of this Annual Report.

                 [See "SAFE HARBOR" STATEMENT, which appears
                        immediately following page 31].

LIQUIDITY AND CAPITAL RESOURCES

  At December 31, 1995 the Company's principal source of liquidity is its net working capital position of $49,349,000, including cash and cash equivalents of $17,669,000, marketable securities of $10,168,000 and accounts receivable of $24,559,000. The Company's near-term liquidity will be impacted by a long-term note payment of $2,594,000 in March 1997 associated with the acquisition of Cardkey. Additionally, the Company expects to invest up to $4,000,000 in 1996 for property and equipment, primarily associated with businesses acquired by the Company in 1995.

  In August 1994, the Company's Board of Directors approved a program to repurchase up to $5,000,000 of the Company's common stock from time-to-time in the open market or in privately negotiated transactions. No limit has been placed on the duration of the repurchase program. The Company repurchased 80,000 of its shares for $393,000 in 1995.

  The Company believes that cash flows from operations and its existing net working capital position will be sufficient to meet the capital requirements for the current businesses for at least the next two years. Additional acquisitions, if any, would be financed by the most attractive alternative available which could be the utilization of cash reserves or the issuance of debt or equity securities.

OTHER MATTERS

  In October of 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," effective in 1996. Under SFAS No. 123, companies may elect to record compensation expense for certain stock-based employee compensation arrangements or disclose the omitted information in the notes to its financial statements. The Company has elected to disclose such information and to continue accounting for stock-based compensation plans utilizing the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

                           COMMON STOCK INFORMATION

  The Company's common stock trades on The NASDAQ Stock Market under the symbol AMTC. The following table shows the high and low sales prices and cash dividends declared, by quarter, for 1995 and 1994. These prices do not include adjustments for retail mark-ups, mark-downs or commissions.

                             1995                           1994
                  -------------------------------------------------------------
                                       CASH                              CASH
                                     DIVIDENDS                        DIVIDENDS
                     HIGH    LOW     DECLARED      HIGH      LOW      DECLARED

QUARTER ENDED
March 31           $10.63    $7.25    $0.02       $33.75    $16.50     $0.02
June 30            $ 8.50    $5.25    $  --       $20.75    $11.00     $0.02
September 30       $ 7.63    $5.88    $  --       $14.00    $ 8.25     $0.02
December 31        $ 6.88    $4.63    $  --       $12.75    $ 7.63     $0.02

  At February 15, 1996 there were 14,605,036 shares of common stock outstanding held by 862 stockholders of record. On that date, the last reported sales price of the common stock was $5.25.

  The Company suspended its quarterly payment of dividends after the first quarter of 1995. Future dividends, if any, are dependent on the Company's future earnings, capital requirements and overall financial condition.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Amtech Corporation

  We have audited the accompanying consolidated balance sheets of Amtech Corporation as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amtech Corporation at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note 7 to the accompanying financial statements, in 1993 the Company changed its method of accounting for income taxes.


                                        [SIGNATURE OF ERNST & YOUNG LLP
                                         APPEARS HERE]

Dallas, Texas
February 15, 1996

CONSOLIDATED STATEMENTS OF OPERATIONS

                                               YEAR ENDED DECEMBER 31,
                                        --------------------------------------
                                            1995        1994          1993
                                        -----------  -----------   -----------
Sales.................................  $80,071,000  $61,457,000   $59,424,000
Operating costs and expenses:
  Cost of sales.......................   53,656,000   31,288,000    28,678,000
  Research and development............    9,334,000    6,222,000     4,407,000
  Marketing, general and
   administrative.....................   23,123,000   13,991,000    13,978,000
                                        -----------  -----------   -----------
                                         86,113,000   51,501,000    47,063,000
                                        -----------  -----------   -----------
Operating income (loss)...............   (6,042,000)   9,956,000    12,361,000
Investment income.....................    2,308,000    2,104,000     1,735,000
Interest expense......................     (181,000)          --            --
                                        -----------  -----------   -----------
Income (loss) before provision for
 income taxes and cumulative effect
 of change in accounting for income
 taxes................................   (3,915,000)  12,060,000    14,096,000
Provision for income taxes............      172,000    4,398,000     3,729,000
                                        -----------  -----------   -----------
Income (loss) before cumulative effect
 of change in accounting for income
 taxes................................   (4,087,000)   7,662,000    10,367,000
Cumulative effect of change in
 accounting for income taxes..........           --           --     6,000,000
                                        -----------  -----------   -----------
Net income (loss).....................  $(4,087,000) $ 7,662,000   $16,367,000
                                        ===========  ===========   ===========
Earnings (loss) per share:
  Income (loss) before cumulative
   effect of change in accounting
   for income taxes...................  $     (0.28) $      0.52   $      0.70
  Cumulative effect of change in
   accounting for income taxes........           --           --          0.40
                                        -----------  -----------   -----------
  Net income (loss)...................  $     (0.28) $      0.52   $      1.10
                                        ===========  ===========   ===========
Shares used in computing earnings
 (loss) per share.....................   14,654,681   14,799,782    14,855,323
                                        ===========  ===========   ===========


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31,
                                                   -----------------------------
ASSETS                                                  1995           1994

Current assets:
  Cash and cash equivalents                          $17,669,000    $14,217,000
  Short-term marketable securities                    10,168,000     35,695,000
  Accounts receivable, net of allowance for
   doubtful accounts of $831,000 in 1995 and
   $210,000 in 1994                                   24,559,000      7,438,000
  Inventories                                         13,415,000      8,199,000
  Deferred income taxes                                1,037,000      1,060,000
  Prepaid expenses                                       725,000        425,000
                                                     -----------    -----------
    Total current assets                              67,573,000     67,034,000
Property and equipment, at cost                       23,221,000     16,166,000
  Accumulated depreciation                            (9,138,000)    (7,281,000)
                                                     -----------    -----------
                                                      14,083,000      8,885,000
Intangible assets, net of amortization of
 $529,000 in 1995                                      8,827,000             --
Deferred income taxes                                  1,544,000      1,810,000
Other assets                                           1,352,000      2,893,000
                                                     -----------    -----------
                                                     $93,379,000    $80,622,000
                                                     ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                   $ 6,628,000    $ 1,607,000
  Note payable                                         1,887,000             --
  Accrued expenses                                     7,201,000      1,789,000
  Deferred income and license revenues                 2,508,000         80,000
                                                     -----------    -----------
    Total current liabilities                         18,224,000      3,476,000
Deferred license revenues                                     --      1,810,000
Note payable                                           2,594,000             --
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $1 par value, 10,000,000
   shares authorized; none outstanding                        --             --
  Common stock, $0.01 par value, 30,000,000
   shares authorized; 14,685,036 issued,
   14,605,036 outstanding in 1995 and 14,607,408
   issued and outstanding in 1994                        147,000        146,000
  Additional paid-in capital                          75,349,000     75,086,000
  Unrealized gain (loss) on marketable securities,
   net of tax effect                                   1,323,000       (411,000)
  Treasury stock, at cost                               (393,000)            --
  Retained earnings (accumulated deficit)             (3,865,000)       515,000
                                                     -----------    -----------
    Total stockholders' equity                        72,561,000     75,336,000
                                                     -----------    -----------
                                                     $93,379,000    $80,622,000
                                                     ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             YEAR ENDED DECEMBER 31,
                                                                   ---------------------------------------------
                                                                       1995            1994          1993
Cash flows from operating activities:
  Net income (loss)                                                $ (4,087,000)   $  7,662,000   $ 16,367,000
  Adjustments to reconcile net income (loss) to net cash
   from operating activities:
    Depreciation and amortization                                     3,614,000       2,980,000      2,138,000
    Deferred income taxes                                              (603,000)      3,164,000      2,032,000
    Tax benefit from exercise of stock options                          101,000         329,000      1,319,000
    Purchased in-process research and development                     1,382,000              --             --
    Cumulative effect of change in accounting for income taxes               --              --     (6,000,000)
    Change in assets and liabilities:
      (Increase) decrease in accounts receivable                     (2,030,000)      1,113,000     (3,699,000)
      (Increase) decrease in inventories                                756,000      (1,326,000)      (210,000)
      (Increase) decrease in prepaid expenses                           280,000        (307,000)       (16,000)
      (Increase) decrease in other assets                               603,000       1,910,000       (563,000)
      Increase (decrease) in accounts payable and accrued
       expenses                                                       1,629,000      (3,660,000)     2,395,000
      Decrease in deferred income and license revenues               (1,233,000)       (969,000)    (1,104,000)
                                                                   ------------    ------------   ------------
      Total adjustments                                               4,499,000       3,234,000     (3,708,000)
                                                                   ------------    ------------   ------------
        Net cash provided by operating activities                       412,000      10,896,000     12,659,000
Cash flows from investing activities:
  Purchases of property and equipment                                (3,315,000)     (2,333,000)    (7,296,000)
  Purchase of Cotag International Limited                            (5,784,000)             --             --
  Purchase of Cardkey Systems, net of cash acquired                 (15,096,000)             --             --
  Purchase of WaveLink Technologies Inc., net of cash acquired         (428,000)             --             --
  Recapitalization of Alcatel Amtech S.A.                                    --      (2,231,000)            --
  Purchases of marketable securities                                 (3,000,000)    (35,350,000)   (14,603,000)
  Sales and maturities of marketable securities                      31,153,000      22,756,000     17,996,000
  Increase in other assets                                              (79,000)       (983,000)      (476,000)
                                                                   ------------    ------------   ------------
        Net cash provided (used) by investing activities              3,451,000     (18,141,000)    (4,379,000)
Cash flows from financing activities:
  Payment of cash dividends                                            (293,000)     (1,168,000)      (812,000)
  Proceeds from exercise of stock options                               301,000         264,000      1,110,000
  Purchase of treasury stock                                           (393,000)             --             --
                                                                   ------------    ------------   ------------
        Net cash provided (used) by financing activities               (385,000)       (904,000)       298,000
Effect of exchange rate changes on cash and cash equivalents            (26,000)             --             --
                                                                   ------------    ------------   ------------
Increase (decrease) in cash and cash equivalents                      3,452,000      (8,149,000)     8,578,000
Cash and cash equivalents, beginning of year                         14,217,000      22,366,000     13,788,000
                                                                   ------------    ------------   ------------
Cash and cash equivalents, end of year                             $ 17,669,000    $ 14,217,000   $ 22,366,000
                                                                   ============    ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                            UNREALIZED                  RETAINED
                                      COMMON STOCK          ADDITIONAL      GAIN (LOSS)                 EARNINGS          TOTAL
                              --------------------------     PAID-IN       ON MARKETABLE    TREASURY   (ACCUMULATED    STOCKHOLDERS'
                                 SHARES        AMOUNT        CAPITAL         SECURITIES      STOCK       DEFICIT)         EQUITY

BALANCE, DECEMBER 31, 1992     14,375,394     $144,000     $70,211,000      $       --      $     --    $(21,534,000)   $48,821,000
Exercise of stock options
 for cash                         182,995        2,000       1,108,000              --            --              --      1,110,000
Payment of cash dividends
 ($0.06 per share)                     --           --              --              --            --        (812,000)      (812,000)
Tax benefit from exercise of
 stock options                         --           --       1,319,000              --            --              --      1,319,000
Net income                             --           --              --              --            --      16,367,000     16,367,000
                               ----------     --------     -----------      ----------     ---------    ------------    -----------
BALANCE, DECEMBER 31, 1993     14,558,389      146,000      72,638,000              --            --      (5,979,000)    66,805,000
Exercise of stock options
 for cash                          49,019           --         264,000              --            --              --        264,000
Payment of cash dividends
 ($0.08 per share)                     --           --              --              --            --      (1,168,000)    (1,168,000)
Tax benefit from exercise
 of stock options                      --           --       2,184,000              --            --              --      2,184,000
Unrealized loss on marketable
 securities (net of tax
 effect of $211,000)                   --           --              --        (411,000)           --              --       (411,000)
Net income                             --           --              --              --            --       7,662,000      7,662,000
                               ----------     --------     -----------      ----------     ---------    ------------    -----------
BALANCE, DECEMBER 31, 1994     14,607,408      146,000      75,086,000        (411,000)           --         515,000     75,336,000
Exercise of stock options
 for cash                          77,628        1,000         300,000              --            --              --        301,000
Payment of cash dividends
 ($0.02 per share)                     --           --              --              --            --        (293,000)      (293,000)
Tax benefit from exercise
 of stock options                      --           --         101,000              --            --              --        101,000
Unrealized gain on marketable
 securities (net of tax effect
 of $892,000)                          --           --              --       1,734,000            --              --      1,734,000
Purchase of treasury stock
 (80,000 shares)                       --           --              --              --      (393,000)             --       (393,000)
Other                                  --           --        (138,000)             --            --              --       (138,000)
Net loss                               --           --              --              --            --      (4,087,000)    (4,087,000)
                               ----------     --------     -----------      ----------     ---------    ------------    -----------
BALANCE, DECEMBER 31, 1995     14,685,036     $147,000     $75,349,000      $1,323,000     $(393,000)   $ (3,865,000)   $72,561,000)
                               ==========     ========     ===========      ==========     =========    ============    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Intercompany balances and transactions have been eliminated. Investees in which the Company owns 50% or less of the outstanding securities are accounted for using the equity method of accounting.

  Cash investments and marketable securities - Cash investments with maturities of three months or less when purchased are considered cash equivalents. Marketable securities, which are available-for-sale and have stated maturities within two years, are as follows:

                                                     DECEMBER 31,
                                           ------------------------------
                                              1995                1994
U.S. Treasury securities                   $ 7,124,000        $ 6,078,000
Obligations of states and political
 subdivisions                                       --         22,728,000
U.S. corporate debt securities                      --          5,431,000
U.S. corporate equity securities             3,044,000          1,458,000
                                           -----------        -----------
                                           $10,168,000        $35,695,000
                                           ===========        ===========

  Marketable securities are carried at cost, which approximates fair market value except for U.S. corporate equity securities which at December 31, 1995 have an unrealized gain of $2,004,000 and at December 31, 1994 have an unrealized loss of $622,000. For these securities, such gains and losses are excluded from earnings and included in stockholders' equity, net of potential tax effect, until realized.

  Inventories - Inventories are stated at the lower of cost (first-in, first-out) or market.

  Depreciation and amortization - Depreciation of property and equipment is provided using the straight-line method over estimated useful lives ranging from three to twenty-five years. Amortization of intangible assets is provided using the straight-line method over periods ranging from seven to fifteen years.

  Revenue recognition - Generally, sales are recorded when products are shipped or services are rendered. Sales under research and development and construction type contracts are recorded as costs are incurred and include estimated profits calculated on the basis of the relationship between costs incurred and total estimated costs (cost-to-cost type of percentage-of-completion method of accounting). In the period in which it is determined it is probable that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged against income. Deferred license revenues associated with the sale of manufacturing and marketing rights are being amortized over five years on a straight-line basis.

  Earnings per share - The computation of earnings per share is based on the weighted average number of shares of common stock and dilutive common equivalent shares outstanding. Common equivalent shares assume the exercise of all dilutive outstanding stock options using the treasury stock method. Fully diluted earnings per share is not materially different from primary earnings per share as presented.

  Concentration of credit risk - The Company purchases cash investments and marketable securities that are of high credit quality and limits the amount invested in any one institution. The Company sells products and services to various governmental and commercial customers covering a wide range of industries throughout the world. The Company continuously evaluates the creditworthiness of its customers' financial condition and generally does not require collateral. The Company's allowance for doubtful accounts is based on current market conditions and losses on uncollectible accounts have consistently been within management's expectations.

  Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. BUSINESS ACQUISITIONS

Cotag

  In late January 1995, the Company purchased all of the stock of Cotag International Limited ("Cotag") for approximately $5,800,000, including acquisition expenses. Cotag is located in Cambridge, England and manufactures radio frequency identification security systems for hands-free electronic access control and other related applications. The results of operations for Cotag are included in the consolidated financial statements of the Company beginning February 1, 1995. The acquisition of Cotag resulted in goodwill of approximately $4,100,000, which is being amortized over ten years.

Cardkey

  On August 1, 1995, the Company purchased substantially all of the assets and assumed certain liabilities of Cardkey Systems, Inc. and Cardkey Systems Limited (collectively, "Cardkey") and subsequently sold certain operations unrelated to Cardkey's core business. The net purchase price for Cardkey including acquisition expenses was $18,642,000, consisting of cash of $15,096,000, a non-interest bearing promissory note which has been recorded at a present value of $4,481,000 using an 8.75% imputed interest rate, and reduced by a receivable of $935,000 from the seller for post-acquisition adjustments which was paid in February 1996. The note is payable in two installments, March 1996 and 1997, and is secured by $3,000,000 of the Company's short-term marketable securities. The primary operating companies of Cardkey are headquartered in Simi Valley, California and Reading, England. Cardkey sells, installs and services electronic access control systems through an international network of direct sales offices and resellers.

  The results of operations for Cardkey are included in the consolidated financial statements of the Company beginning August 1, 1995. Allocation of the purchase price resulted in a one-time charge in the third quarter of 1995 in the amount of $882,000 for purchased in-process research and development. The acquisition of Cardkey resulted in goodwill and other intangible assets of approximately $4,900,000 which are being amortized over periods ranging from seven to fifteen years.

  The following unaudited pro forma summary combines the consolidated results of operations of the Company and Cardkey as if the acquisition had occurred on January 1, 1994, after giving effect to certain adjustments, including amortization of goodwill and intangible assets, decreased interest income on the cash consideration paid for the purchase, decreased interest expense on intercompany debt not assumed by the Company and related income tax effects. The pro forma summary does not include the effect of the one-time charge for purchased in-process research and development. This pro forma summary is not necessarily indicative of the results of operations as they would have been if the Company and Cardkey had constituted a single entity during such periods, nor is it necessarily indicative of the future results of operations.

                                              YEAR ENDED DECEMBER 31,
                                        ---------------------------------
                                            1995                1994
                                      (In thousands, except per share data)
                                                   (Unaudited)
Sales                                    $118,852             $130,313
Net income (loss)                          (5,953)               1,233
Earnings (loss) per share                   (0.41)                0.08

WaveLink

  Since December 1994, the Company has provided approximately $1,850,000 of debt and equity financing to WaveLink Technologies, Inc. ("WaveLink") as certain product development milestones were achieved. Located adjacent to Toronto, Canada, WaveLink is developing a product line for the radio frequency data collection market. During 1995, the Company accounted for its investment in WaveLink using the equity method of accounting and recognized approximately $900,000 as research and development expense. During the fourth quarter of 1995, the financing provided by the Company resulted in the Company owning a majority of the outstanding equity securities of WaveLink. Accordingly, WaveLink's accounts are consolidated with those of the Company at December 31, 1995. Upon consolidation, allocation of the Company's net investment to the acquired net assets of WaveLink resulted in goodwill of approximately $364,000 and a one-time charge of approximately $500,000 in the fourth quarter of 1995 for purchased in-process research and development.

3. INVENTORIES

  Inventories consist of the following:

                                                   DECEMBER 31,
                                        ---------------------------------
                                            1995                1994
Raw materials                           $ 4,900,000          $4,486,000
Work in process                           3,976,000           2,168,000
Finished goods                            4,539,000           1,545,000
                                        -----------          ----------
                                        $13,415,000          $8,199,000
                                        ===========          ==========

4. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following:

                                                   DECEMBER 31,
                                        ---------------------------------
                                            1995                1994
Land                                    $   690,000         $   690,000
Building                                  4,462,000           3,391,000
Manufacturing, test and other equipment   8,801,000           7,896,000
Computer equipment and software           6,337,000           2,811,000
Office equipment, furniture, and
 fixtures                                 2,106,000           1,070,000
Leasehold improvements and other            825,000             308,000
                                        -----------          ----------
                                        $23,221,000         $16,166,000
                                        ===========         ===========

5. ACCRUED EXPENSES

  Accrued expenses consist of the following:

                                               YEAR ENDED DECEMBER 31,
                                           ------------------------------
                                              1995               1994
Payroll and related benefits               $2,186,000         $  593,000
Warranty reserves                           1,741,000            255,000
Other                                       3,274,000            941,000
                                           ----------         ----------
                                           $7,201,000         $1,789,000
                                           ==========         ==========

6. STOCK OPTIONS

  The Company has non-qualified stock options outstanding to employees and directors under various shareholder approved Stock Option Plans and 115,000 shares outstanding to non-employee directors, subject to shareholder approval, pursuant to a 1996 Directors' Stock Option Plan. Options granted under these plans are not less than the fair market value at the date of grant, and subject to termination of employment, generally expire ten years from date of grant. Employee options are generally exercisable in annual installments over five years or are exercisable at rates of 45% in three years and 55% in five and one-half years, unless accelerated due to the Company's common stock trading at appreciated price targets. Annual grants to certain directors are exercisable within six months from the date of the grant. At December 31, 1995, 191,903 shares were available for future grants under the Company's approved Stock Option Plans excluding 58,200 shares reserved for possible issuance as restricted stock in tandem with the exercise of certain stock options outstanding.

  The following is a summary of transactions in these plans for the years ended December 31, 1995, 1994 and 1993:

                                                              OPTION PRICE
                                                       -----------------------------
                                           SHARES         PER SHARE          TOTAL
Outstanding at
  December 31, 1992                         893,286    $ 0.05 - $22.40   $ 10,431,000
Granted                                     140,750    $22.75 - $29.25      3,471,000
Cancelled                                   (39,058)   $ 5.34 - $22.00       (411,000)
Exercised                                  (182,995)   $ 0.05 - $22.00     (1,110,000)
                                          ---------                      ------------
Outstanding at
  December 31, 1993                         811,983    $ 0.05 - $29.25     12,381,000
Granted                                     642,475    $10.00 - $29.25      7,260,000
Cancelled                                  (538,251)   $ 5.34 - $29.25    (11,397,000)
Exercised                                   (49,019)   $ 0.05 - $20.50       (264,000)
                                          ---------                      ------------
Outstanding at
  December 31, 1994                         867,188    $ 0.05 - $25.40      7,980,000
Granted                                     765,500    $ 5.00 - $ 9.63      4,692,000
Cancelled                                  (277,712)   $ 5.00 - $10.75     (2,543,000)
Exercised                                   (77,628)   $ 0.05 - $10.00       (301,000)
                                          ---------                      ------------
Outstanding at
  December 31, 1995                       1,277,348    $ 0.05 - $25.40   $  9,828,000
                                          =========                      ============
Exercisable at
  December 31, 1995                         250,545    $ 0.05 - $25.40   $  2,390,000
                                          =========                      ============

  During the year ending December 31, 1994, certain stock options were cancelled and regranted pursuant to a program whereby employees could voluntarily elect to exchange any outstanding stock options for replacement options at the current market price of the Company's common stock, provided that replacement options would only be for one-half as many shares. As a result, 520,438 options were cancelled and 260,225 options regranted for which the exercise price per share was reduced from a range of $13.34 - $29.25 to $10.00 - $10.75.

7. INCOME TAXES

  As required, effective January 1, 1993 the Company adopted FASB Statement No. 109, "Accounting for Income Taxes.'' As permitted, the Company elected to not restate the financial statements of any prior periods. The cumulative effect of the accounting change increased net income for the year ended December 31, 1993 by $6,000,000 or $0.40 per share.

  Components of the provision for income taxes are as follows:

                                                  YEAR ENDED DECEMBER 31,
                                          -------------------------------------
                                             1995          1994          1993
Current                                   $ 775,000    $1,234,000     $1,697,000
Deferred                                   (603,000)    3,164,000      2,032,000
                                          ---------    ----------     ----------
                                          $ 172,000    $4,398,000     $3,729,000
                                          =========    ==========     ==========

  Approximately $101,000, $2,184,000 and $1,319,000 in 1995, 1994 and 1993,
respectively, represent the tax benefit from the Company's stock option exercises which directly increased paid-in capital and did not reduce the provision for income taxes.

  A reconciliation of the expected U.S. tax provision (benefit) to the actual consolidated tax provision is as follows:


                                                YEAR ENDED DECEMBER 31,
                                        -------------------------------------
                                           1995           1994         1993
Expected tax provision (benefit)
 at U.S. statutory rate               $(1,331,000)    $4,121,000    $ 4,838,000
State taxes                                15,000        277,000        100,000
Foreign taxes                              75,000             --             --
Interest on tax-exempt securities         (15,000)      (218,000)            --
Utilization of net operating loss
 carryforwards                                 --             --     (1,364,000)
Unbenefitted foreign losses             1,171,000             --             --
Non-deductible goodwill                   130,000             --             --
Other, net                                127,000        218,000        155,000
                                      -----------     ----------    -----------
                                      $   172,000     $4,398,000    $ 3,729,000
                                      ===========     ==========    ===========

                                      29

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's deferred tax assets and liabilities as of December 31, 1995 and 1994 are as follows:

                                                       DECEMBER 31,
                                                -------------------------
                                                    1995          1994
Deferred tax assets:
 Amortization of deferred license revenues      $   294,000    $  646,000
 Non-deductible reserves                          1,301,000       699,000
 Losses of foreign subsidiaries
  and joint ventures                              3,398,000       559,000
 Tax credit carryforwards                           478,000       798,000
 Unrealized loss on marketable securities                --       211,000
 Amortization of intangibles                        247,000            --
 Other, net                                         410,000        39,000
                                                -----------    ----------
  Total deferred tax assets                       6,128,000     2,952,000
Valuation allowance for deferred tax assets      (2,866,000)           --
                                                -----------    ----------
                                                  3,262,000     2,952,000
Deferred tax liabilities:
 Unrealized gain on marketable securities           681,000            --
 Depreciation                                            --        82,000
                                                -----------    ----------
  Total deferred tax liabilities                    681,000        82,000
                                                -----------    ----------
   Net deferred tax assets                      $ 2,581,000    $2,870,000
                                                ===========    ==========

 The valuation allowance of $2,866,000 primarily represents losses of foreign subsidiaries for which realization is uncertain. These foreign subsidiaries have net operating loss carryforwards which begin to expire in the year 2002. Tax credit carryforwards in the U.S. include research tax credits which are available through 2009 and alternative minimum tax credits that do not expire. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

8. COMMITMENTS AND CONTINGENCIES

  Leases - The Company leases various automobiles and certain of its office facilities. Rental expense for 1995, 1994 and 1993 was $1,521,000, $703,000 and $869,000 respectively. Certain facility leases have renewal options from three to five years. Future minimum lease payments under noncancelable operating leases are as follows:

1996           $2,524,000           1999             1,129,000
1997            2,128,000           2000             1,039,000
1998            1,296,000        Thereafter          4,930,000

  Contingencies - WaveLink and certain of its employees are the subject of a $7,800,000 suit brought by Teklogix, Inc., their former employer. The suit alleges improper use of confidential information, theft of technology, misappropriation of business opportunities and similar improprieties. In addition to the damages requested, the suit seeks to enjoin the defendants from soliciting customers of Teklogix and from disclosing alleged confidential information of Teklogix. WaveLink has denied any wrongdoing by it or its employees and intends to vigorously defend the litigation. While the final outcome of this matter cannot be predicted with certainty, the Company believes that the final resolution of this matter will not have a material adverse effect on the consolidated financial position of the Company.

9. RELATED PARTY TRANSACTIONS

  Sales to affiliates accounted for 5%, 11% and 15% of sales for 1995, 1994 and 1993, respectively.

  In December 1995, Mr. David P. Cook was appointed a director of the Company. In April 1994 the Company invested $5,000,000 of cash and cash equivalents in a Limited Partnership investment fund managed by Mr. Cook. The fund invests in U.S. Treasury securities, financial futures contracts and index options. The Company's investment is valued at $5,299,000 and $5,559,000 at December 31, 1995 and 1994, respectively. Mr. Cook personally guarantees the Company's $5,000,000 investment. The Company plans to liquidate its investment in the fund on March 31, 1996 to avoid any potential conflict of interest or the appearance of a conflict of interest.

10. GEOGRAPHIC OPERATIONS AND SIGNIFICANT CUSTOMERS

  The Company operates in one industry segment, the provision of systems and solutions for the intelligent transportation, electronic security and logistics markets through the design, manufacturing and marketing of hardware and software products and services utilizing the Company's wireless data technologies.

  The following presents information about the Company's operations in different geographic areas as a result of the 1995 business acquisitions:

                                         YEAR ENDED DECEMBER 31, 1995
                             ---------------------------------------------------
                                                (IN THOUSANDS)

                                                CANADA
                              U.S.    EUROPE   AND OTHER  ELIMINATIONS  TOTAL
Sales:
  Unaffiliated customers     $64,916  $14,763  $   392       $    --    $80,071
  Inter-area transfers           586      230      208        (1,024)        --
                             -------  -------  -------       -------    -------
                             $65,502  $14,993  $   600       $(1,024)   $80,071
                             =======  =======  =======       =======    =======
Operating loss               $(2,488) $(2,182) $(1,372)      $    --    $(6,042)
                             =======  =======  =======       =======    =======
Identifiable assets          $78,863  $12,803  $ 1,713       $    --    $93,379
                             =======  =======  =======       =======    =======

  Sales and transfers between geographic areas were generally priced to recover cost plus an appropriate mark-up for profit. These inter-areas transfers were eliminated from consolidated sales.
  U.S. export sales, summarized by geographic area, are as follows:

                                                  YEAR ENDED DECEMBER 31,
                                           ------------------------------------
                                              1995         1994         1993
The Americas (excluding the U.S.)          $ 6,593,000  $ 8,805,000  $ 9,362,000
Far East                                     3,938,000    1,577,000    2,011,000
Europe                                       2,867,000    1,557,000    2,593,000
                                           -----------  -----------  -----------
                                           $13,398,000  $11,939,000  $13,966,000
                                           ===========  ===========  ===========

  In 1995, the Company had one customer, a state government transportation agency, which accounted for 21% of sales and 22% of year-end accounts receivable. In 1994, the Company had two customers which accounted for 21% and 13% of sales. In 1993, the Company had two customers which accounted for 25% and 14% of sales.

11. JOINT VENTURE

  In September 1994, the Company and Alcatel AVI S.A. effected a recapitalization of their European joint venture, Alcatel Amtech S.A. ("AASA"), which is owned 51% by Alcatel AVI S.A. and 49% by the Company. As part of the agreement, Alcatel AVI S.A. converted its loan to AASA of approximately $5,700,000 into equity and the Company agreed to waive its right to receive the next $2,000,000 of $4,700,000 that it was otherwise entitled to receive based on AASA's future use of integrated circuit chips incorporating the Company's proprietary technology. In addition the companies provided new equity capital to AASA of approximately $3,700,000, including $2,231,000 by the Company. The recapitalization eliminated AASA's losses accumulated since its inception.

12. EMPLOYEE BENEFIT PLAN

  The Company has a retirement savings plan structured under Section 401(k) of the Internal Revenue Code. The plan covers substantially all U.S. employees meeting minimum service requirements. Under the Plan, contributions are voluntarily made by employees and the Company may provide matching contributions based on the employees' contributions. The Company incurred $79,000, $96,000 and $83,000 in 1995, 1994 and 1993, respectively, for matching contributions to this plan.

13. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following is a summary of the quarterly results of operations for the years ended December 31, 1995 and 1994:

                                                           QUARTER ENDED
                             ----------------------------------------------------------------------------
1995                              MARCH 31         JUNE 30         SEPTEMBER 30         DECEMBER 31
Sales                          $13,935,000       $13,001,000        $24,526,000         $28,609,000
Cost of sales                    9,373,000         8,434,000         15,775,000          20,074,000
Net loss                          (280,000)       (1,257,000)          (422,000)         (2,128,000)
Net loss per share                   (0.02)            (0.09)             (0.03)              (0.15)

1994
Sales                          $18,959,000       $18,513,000        $12,213,000         $11,772,000
Cost of sales                    8,328,000         8,357,000          7,046,000           7,557,000
Net income                       3,680,000         3,403,000            503,000              76,000
Net income per share                  0.25              0.23               0.03                0.01

                            "Safe Harbor" Statement

Certain information in this Annual Report, including but not limited to, the section entitled "Outlook for 1996" on page 20 are forward-looking statements. These statements involve management assumptions and risks and uncertainties, including but not limited to, the Interactive Data Group's ability to develop successfully, timely release to manufacturing, and establish market channels for the WaveLink product line, and customers' acceptance of such products; the Transportation Systems Group's and Electronic Security Group's increasing the sales of their manufactured products; the availability of components from suppliers; the regulatory and trade environment; general domestic and international economic conditions; the impact of competitive products and pricing; the Company's ability to attract and retain key employees; and other risks detailed from time to time in the Company's SEC public filings. Consequently, if such management assumptions prove to be incorrect or such risks or uncertainties materialize, the Company's actual results could differ materially from the results forecast in the forward-looking statements.