Form 10-K405, Exhibit 13
period 1996-12-31
AMTECH CORP
filed 1997-03-24
CIK 855612

                               Amtech Corporation
                               1996 Annual Report

                                                                    EXHIBIT 13.1

                             FINANCIAL INFORMATION


                          Five-Year Financial Summary



                                             Year Ended December 31,
                                ------------------------------------------------
(In thousands, except per
 share data)                      1996      1995(1)     1994     1993     1992
-----------------------------   -------    -------     ------   ------   ------

Statement of operations data:
Sales                           $116,508   $80,071     $61,457  $59,424  $39,856
Operating costs and expenses:
     Cost of sales                68,055    53,656      31,288   28,678   20,190
     Research and development     10,314     9,334       6,222    4,407    2,562
     Marketing, general and
      administrative              41,287    23,123      13,991   13,978   10,960
                                --------   -------     -------  -------  -------
                                 119,656    86,113      51,501   47,063   33,712
                                --------   -------     -------  -------  -------
     Operating income (loss)      (3,148)   (6,042)      9,956   12,361    6,144
Investment income                  3,065     2,308       2,104    1,735    1,261
Interest expense                    (272)     (181)         --       --       --
                                --------   -------     -------  -------  -------
Income (loss) before income
 taxes and
     cumulative effect of
      change in accounting
      for income taxes              (355)   (3,915)     12,060   14,096    7,405
Provision for income taxes           289       172       4,398    3,729      132
                                --------   -------     -------  -------  -------
Income (loss) before
 cumulative effect of
     change in accounting for
      income taxes                  (644)   (4,087)      7,662   10,367    7,273
Cumulative effect of change
 in accounting
     for income taxes                 --        --          --    6,000       --
                                --------   -------     -------  -------  -------
     Net income (loss)          $   (644)  $(4,087)    $ 7,662  $16,367  $ 7,273
                                ========   =======     =======  =======  =======

Earnings (loss) per share (2)     $(0.04)  $ (0.28)    $  0.52  $  1.10    $0.51
Shares used in computing
 earnings
     (loss) per share             14,637    14,655      14,800   14,855   14,199
Cash dividends declared per
 common share                   $     --   $  0.02     $  0.08  $  0.06  $    --

Working capital                 $ 43,047   $49,349     $63,558  $47,625  $38,030
Total assets                      91,041    93,379      80,622   76,720   57,445
Total stockholders' equity (3)    71,756    72,561      75,336   66,805   48,821
Stockholders' equity per share      4.87      4.97        5.16     4.59     3.40

(1) In 1995, the Company acquired Cotag International Limited, Cardkey Systems, Inc., Cardkey Systems Limited, and WaveNet International, Inc.
(formerly WaveLink Technologies, Inc.). See Note 2 to Consolidated Financial Statements included herein.
(2) Amount for 1993 includes the cumulative effect of a change in accounting for income taxes which increased earnings per share by $0.40.
(3) The Company completed a follow-on public offering in May 1992 of 1,562,500 common shares for net proceeds of $24,884,000.

This five-year financial summary should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included herein.

                               Amtech Corporation
                               1996 Annual Report


   Management's Discussion and Analysis of Financial Condition and Results of

                                   Operations




Overview

The Company is organized into three market-oriented groups. The Transportation Systems Group ("TSG"), which includes Amtech Systems Corporation, Amtech World Corporation, and Amtech International S.A., develops and provides high-frequency radio frequency identification (RFID) solutions to the transportation markets. These markets include electronic toll and traffic management (ETTM), rail, airport, parking and access control, intermodal, and motor freight. In October 1996, the Company acquired the remaining 51% interest in its European joint venture, Amtech International S.A. (formerly Alcatel Amtech S.A.). Prior to October 1996, the Company accounted for its investment in Amtech International using the equity method of accounting. Since October 1996, the Company has included 100% of Amtech International's accounts in its consolidated financial statements. The 1997 results of operations of Amtech International are not expected to have a material effect on the TSG's net operating results.

  The Electronic Security Group ("ESG"), which focuses on products and services for electronic access control applications, includes Amtech Europe Limited and Cardkey Systems, Inc. Amtech Europe Limited combines Cotag International Limited (acquired in January 1995) and Cardkey Systems Limited (acquired in August 1995 along with Cardkey Systems, Inc.). The 1995 acquisitions impact the comparability of the Company's 1996 results with those of 1995.

  The Interactive Data Group ("IDG"), consisting of WaveNet, Inc. and WaveNet International, Inc. (collectively, "WaveNet"), is a start-up enterprise that is developing a line of products targeted to the interactive data marketplace consisting of mobile radio frequency data communications terminals using wireless local area networks for use in portable computing in logistics, warehousing, transportation, and medical applications. The IDG faces the risks and uncertainties inherent in any start-up enterprise. In 1996, the IDG formally introduced its product line. While the IDG received initial orders from several customers in 1996, the operating loss experienced by the IDG more than offset the 1996 combined operating income of the ESG and the TSG. There is no assurance that the IDG will be profitable in 1997, and any losses sustained in 1997 could materially affect the Company's overall results of operations.

Results of operations

Comparison of the Year Ended December 31, 1996 to the Year Ended December 31,
1995

  Sales - Sales increased by 45% from $80,071,000 in 1995 to $116,508,000 in 1996, primarily as a result of the acquisition of Cardkey in August 1995. In 1995, the ESG included post-acquisition sales of $31,687,000 as compared to $63,393,000 for the entire twelve month period in 1996. The TSG sales increased 9% from $47,348,000 in 1995 to $51,490,000 in 1996, which includes $16,942,000 and $12,682,000, respectively, from a single systems integration services contract. IDG's initial start-up sales in 1996 were $762,000.

  Gross profit - Gross profit as a percentage of sales increased from 33% in 1995 to 42% in 1996, primarily due to an increase in ESG's gross profit margin from 33% in 1995 to 42% in 1996. The ESG improvement results primarily from a combination of targeting higher-margin business and enhancing operational efficiencies, and the 1995 disposition of certain operations unrelated to Cardkey's core business that yielded lower margins. Also contributing to the overall increase is an improvement in the TSG gross profit margin from 31% in 1995 to 37% in 1996, primarily as a result of a greater percentage of sales being attributable to the Company's manufactured products.

  Research and development - Research and development expenses increased by 10% from $9,334,000 in 1995 to $10,314,000 in 1996, primarily due to a full year of ESG expenses in 1996 from the acquisition of Cardkey and an increase in product development activities in the IDG. Expenses in 1995 include one-time charges of $1,382,000 for purchased in-process research and development as a result of the Cardkey and WaveNet acquisitions.

  Marketing, general and administrative - Marketing, general and administrative expenses increased 79% from $23,123,000 in 1995 to $41,287,000 in 1996. The increase was primarily attributable to increased ESG expenditures from $10,642,000 in 1995 to $23,628,000 in 1996 as a result

                               Amtech Corporation
                               1996 Annual Report


   Management's Discussion and Analysis of Financial Condition and Results of

                                   Operations




of the Cardkey acquisition. In addition, the Company's pro-rata share of the losses attributable to its European joint venture, Amtech International S.A., prior to its acquisition by the TSG increased from $535,000 in 1995 to $1,301,000 in 1996 primarily due to a decline in sales in that market. Additionally, the IDG began building a sales and administrative infrastructure in 1996 resulting in $1,942,000 of expenditures. Also contributing to the increase was an expense of $446,000 recognized by the Company relating to stock options granted in December 1995 to certain of the Company's outside directors under a plan that was approved by the shareholders on April 25, 1996.

  Operating loss - As a result of the foregoing, the Company reduced its operating loss of $6,042,000 in 1995 to $3,148,000 in 1996. Excluding corporate holding company expenses, the ESG and TSG were profitable for the year after sustaining losses in 1995. These improvements were offset by the increased losses experienced by the IDG due to low initial sales volumes, continuing product development efforts and the building of a sales and administrative infrastructure to support new product introductions.

  Investment income - Investment income increased from $2,308,000 in 1995 to $3,065,000 in 1996. The increase is primarily attributable to an increase in the gains realized from the sale of corporate equity securities from $1,040,000 in 1995 to $2,150,000 in 1996. These gains are not expected to recur in 1997. The effect of a reduction in invested cash and marketable securities resulting from the Company's 1995 business acquisitions partially offset the overall increase.

  Income taxes - The provision for income taxes in 1996 of $289,000 is different from the U.S. statutory rate of 34%, primarily due to the effect of certain goodwill not being deductible for tax purposes, state taxes, and unbenefitted foreign losses. The provision for income taxes in 1995 of $172,000 is different from the U.S. statutory rate of 34%, primarily due to the effect of unbenefitted foreign losses.

  Net loss - As a result of the foregoing, the Company experienced a net loss of $644,000 in 1996 compared to a net loss of $4,087,000 in 1995.

Comparison of the Year Ended December 31, 1995 to the Year Ended December 31,
1994

  Sales - Sales increased by 30% from $61,457,000 in 1994 to $80,071,000 in 1995. Sales volumes for the ETTM sector of the TSG markets increased $10,211,000, primarily as a result of revenues of approximately $16,942,000 from a single systems integration services contract. Shipments in the TSG markets for the rail industry decreased from $30,506,000 to $9,281,000 primarily as a result of the substantial completion in mid-1994 of tag deliveries for the implementation of the Association of American Railroads' mandatory standard for automatic equipment identification. Sales in the ESG markets amounted to approximately $31,687,000 in 1995 as sales of Cotag were included in the Company's consolidated financial statements beginning February 1, 1995 and sales of Cardkey were included beginning August 1, 1995.

  Gross profit - Gross profit as a percentage of sales decreased from 49% in 1994 to 33% in 1995. This decrease was primarily due to a reduction in the percentage of sales attributable to the Company's manufactured products for the TSG markets, and a larger percentage of sales being attributable to lower margin systems integration project work in the ETTM market. The gross profit margin on sales to the ESG markets was 33%.

  Research and development - Research and development expenses increased by 50% from $6,222,000 in 1994 to $9,334,000 in 1995, due in part to one-time charges of $1,382,000 for purchased in-process research and development as a result of the Cardkey and WaveNet acquisitions, expenditures of approximately $900,000 by WaveNet for product development and the inclusion of expenses for the ESG of $2,427,000 in 1995. These increases were partially offset by reduced joint venture expense levels relating to product development for certain transportation applications.

  Marketing, general and administrative - Marketing, general and administrative expenses increased 65% from $13,991,000 in 1994 to $23,123,000 in 1995. The increases are primarily attributable to the inclusion of ESG expenses of $10,642,000 in 1995. These increases were partially offset

                               Amtech Corporation
                               1996 Annual Report



by decreases in outside consultant, advertising, and travel costs incurred to pursue and support new business opportunities for the TSG markets.

  Investment income - Investment income increased from $2,104,000 in 1994 to $2,308,000 in 1995. The increase is primarily attributable to gains realized from the sale of corporate equity securities of approximately $1,040,000 partially offset by the effect of a reduction in invested cash and marketable securities resulting from the Company's 1995 business acquisitions.

  Income taxes - The provision for income taxes in 1995 of $172,000 is different from the U.S. statutory rate of 34%, primarily due to the effect of unbenefitted foreign losses. The effective tax rate for 1994 was 36.5%.

  Net income (loss) - As a result of the foregoing, the Company experienced a net loss of $4,087,000 in 1995 as compared to net income of $7,662,000 in 1994.

Liquidity and capital resources

At December 31, 1996 the Company's principal source of liquidity is its net working capital position of $43,047,000. For the year ended December 31, 1996 the Company used cash of $3,450,000 for operating activities largely due to increased accounts receivable as a result of increased sales in the fourth quarter of 1996, increased inventory levels partially attributable to the purchase of raw materials for the manufacture of WaveNet's new product line, and the consolidation of Amtech International's accounts beginning October 1996. The Company's near-term liquidity will be impacted by the final note payment of $1,839,000 in March 1997 associated with the acquisition of Cardkey. Additionally, in 1997 the Company collateralized a contract performance bond with $3,800,000 of the Company's short-term marketable securities. The Company expects to invest up to $4,500,000 in 1997 for property and equipment.

  The Company believes that its existing net working capital position will be sufficient to meet the capital requirements for the current businesses for at least the next two years. Additional acquisitions, if any, would be financed by the most attractive alternative available which could be the utilization of cash reserves or the issuance of debt or equity securities.

Common stock information

The Company's common stock trades on The Nasdaq Stock Market under the symbol AMTC. The following table shows the high and low sales prices by quarter for 1996 and 1995.


                     1996           1995
                 ------------  -------------
Quarter Ended    High    Low    High    Low
-------------    -----  -----  ------  -----
March 31         $6.75  $5.13  $10.63  $7.25
June 30          $9.88  $5.38  $ 8.50  $5.25
September 30     $8.38  $5.50  $ 7.63  $5.88
December 31      $8.25  $5.75  $ 6.88  $4.63

  At February 28, 1997 there were 14,722,663 shares of common stock outstanding held by 755 stockholders of record. On that date, the last reported sales price of the common stock was $6.25.

  The Company declared a cash dividend of $0.02 per share during the quarter ended March 31, 1995 and suspended its quarterly payment of dividends thereafter. Future dividends, if any, are dependent on the Company's future earnings, capital requirements, and overall financial condition. In August 1994, the Company's Board of Directors approved a program to repurchase up to $5,000,000 of the Company's common stock from time-to-time in the open market or in privately negotiated transactions. The Company repurchased 80,000 of its shares for $393,000 in 1995 and rescinded the repurchase program in 1996.

                               Amtech Corporation
                               1996 Annual Report


                         Report of Independent Auditors




The Board of Directors and Stockholders
Amtech Corporation

We have audited the accompanying consolidated balance sheets of Amtech Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amtech Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                       /s/ Ernst & Young LLP

Dallas, Texas
February 20, 1997

                               Amtech Corporation
                               1996 Annual Report


                     Consolidated Statements of Operations




                                                 Year Ended December 31,
                                        ----------------------------------------
                                           1996            1995         1994
                                        ------------   -----------   -----------
Sales                                   $116,508,000   $80,071,000   $61,457,000
Operating costs and
 expenses:
  Cost of sales                           68,055,000    53,656,000    31,288,000
  Research and development                10,314,000     9,334,000     6,222,000
  Marketing, general and
   administrative                         41,287,000    23,123,000    13,991,000
                                        ------------   -----------   -----------
                                         119,656,000    86,113,000    51,501,000
                                        ------------   -----------   -----------
Operating income (loss)                   (3,148,000)   (6,042,000)    9,956,000
Investment income                          3,065,000     2,308,000     2,104,000
Interest expense                            (272,000)     (181,000)           --
                                        ------------   -----------   -----------
Income (loss) before
 provision for income taxes                 (355,000)   (3,915,000)   12,060,000
Provision for income taxes                   289,000       172,000     4,398,000
                                        ------------   -----------   -----------
Net income (loss)                       $   (644,000)  $(4,087,000)  $ 7,662,000
                                        ============   ===========   ===========

Earnings (loss) per share               $      (0.04)  $     (0.28)  $      0.52
                                        ============   ===========   ===========
Shares used in computing earnings
 (loss) per share                         14,636,605    14,654,681    14,799,782
                                        ============   ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                               Amtech Corporation
                               1996 Annual Report


                          Consolidated Balance Sheets

                                                                           December 31,
                                                                    --------------------------
                                                                        1996           1995
                                                                    ------------   -----------
Assets
Current assets:
  Cash and cash equivalents                                         $  5,296,000   $17,669,000
  Short-term marketable securities                                    11,852,000    10,168,000
  Accounts receivable, net of allowance for doubtful accounts
   of $1,006,000 in 1996 and $831,000 in 1995                         28,030,000    26,591,000
  Inventories                                                         13,497,000    11,383,000
  Deferred income taxes                                                2,401,000     1,037,000
  Prepaid expenses                                                     1,256,000       725,000
                                                                    ------------   -----------
     Total current assets                                             62,332,000    67,573,000
Property and equipment, at cost                                       27,638,000    23,221,000
  Accumulated depreciation                                           (12,994,000)   (9,138,000)
                                                                    ------------   -----------
                                                                      14,644,000    14,083,000
Intangible assets, net of amortization of
 $1,407,000 in 1996 and $529,000 in 1995                               8,214,000     8,827,000
Deferred income taxes                                                  1,003,000     1,544,000
Other assets                                                           4,848,000     1,352,000
                                                                    ------------   -----------
                                                                    $ 91,041,000   $93,379,000
                                                                    ============   ===========

Liabilities and stockholders' equity
Current liabilities:
  Accounts payable                                                  $  6,815,000   $ 6,628,000
  Note payable                                                         1,839,000     1,887,000
  Accrued expenses                                                     8,391,000     7,201,000
  Deferred income and license revenues                                 2,240,000     2,508,000
                                                                    ------------   -----------
     Total current liabilities                                        19,285,000    18,224,000
Note payable                                                                  --     2,594,000
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $1 par value, 10,000,000 shares
   authorized; none outstanding                                               --            --
  Common stock, $0.01 par value, 30,000,000 shares
   authorized; 14,802,663 issued, 14,722,663
    outstanding in 1996 and 14,685,036 issued, 14,605,036
    outstanding in 1995                                                  148,000       147,000
  Additional paid-in capital                                          76,510,000    75,349,000
  Unrealized gain on marketable securities, net of
   tax effect                                                                 --     1,323,000
  Treasury stock, at cost                                               (393,000)     (393,000)
  Accumulated deficit                                                 (4,509,000)   (3,865,000)
                                                                    ------------   -----------
     Total stockholders' equity                                       71,756,000    72,561,000
                                                                    ------------   -----------
                                                                    $ 91,041,000   $93,379,000
                                                                    ============   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                               Amtech Corporation
                               1996 Annual Report


                     Consolidated Statements of Cash Flows


                                                                                       Year Ended December 31,
                                                                            ------------------------------------------
                                                                                1996             1995           1994
                                                                            ------------   ------------   ------------
Cash flows from operating activities:
  Net income (loss)                                                         $   (644,000)  $ (4,087,000)  $  7,662,000
  Adjustments to reconcile net income (loss)
   to net cash from operating activities:
     Depreciation and amortization                                             4,605,000      3,614,000      2,980,000
     Realized gain on sale of marketable securities                           (2,150,000)    (1,040,000)            --
     Stock option compensation                                                   446,000             --             --
     Deferred income taxes                                                       (91,000)      (603,000)     3,164,000
     Tax benefit from exercise of stock options                                   35,000        101,000        329,000
     Purchased in-process research and development                                    --      1,382,000             --
     Change in operating assets and liabilities:
       (Increase) decrease in accounts receivable                             (2,284,000)    (4,062,000)     1,113,000
       (Increase) decrease in inventories                                     (2,114,000)     2,788,000     (1,326,000)
       (Increase) decrease in prepaid expenses                                  (531,000)       280,000       (307,000)
       (Increase) decrease in other assets                                    (1,871,000)       603,000      1,910,000
       Increase (decrease) in accounts payable and accrued expenses            1,417,000      1,629,000     (3,660,000)
       Decrease in deferred income and license revenues                         (268,000)    (1,233,000)      (969,000)
                                                                            ------------    -----------    -----------
          Net cash provided (used) by operating activities                    (3,450,000)      (628,000)    10,896,000
Cash flows from investing activities:
  Purchases of property and equipment                                         (4,184,000)    (3,315,000)    (2,333,000)
  Purchase of Cotag International Limited                                             --     (5,784,000)            --
  Purchase of Cardkey Systems, net of cash acquired                             (952,000)   (15,096,000)            --
  Purchase of WaveNet International Inc., net of cash acquired                        --       (428,000)            --
  Recapitalization of Alcatel Amtech S.A.                                             --             --     (2,231,000)
  Purchases of marketable securities                                         (14,729,000)    (3,000,000)   (35,350,000)
  Sales and maturities of marketable securities                               13,191,000     32,193,000     22,756,000
  Increase in other assets                                                    (1,884,000)       (79,000)      (983,000)
  Other                                                                         (599,000)            --             --
                                                                            ------------    -----------    -----------
          Net cash provided (used) by investing activities                    (9,157,000)     4,491,000    (18,141,000)

Cash flows from financing activities:
  Payment of cash dividends                                                           --       (293,000)    (1,168,000)
  Proceeds from exercise of stock options                                        113,000        301,000        264,000
  Purchase of treasury stock                                                          --       (393,000)            --
                                                                            ------------    -----------    -----------
          Net cash provided (used) by financing activities                       113,000       (385,000)      (904,000)
Effect of exchange rate changes on cash and cash equivalents                     121,000        (26,000)            --
                                                                            ------------    -----------    -----------
Increase (decrease) in cash and cash equivalents                             (12,373,000)     3,452,000     (8,149,000)
Cash and cash equivalents, beginning of year                                  17,669,000     14,217,000     22,366,000
                                                                            ------------    -----------    -----------
Cash and cash equivalents, end of year                                      $  5,296,000   $ 17,669,000   $ 14,217,000
                                                                            ============    ===========    ===========

Supplemental cash flow information
  Income taxes paid, net                                                    $    765,000   $    148,000   $  1,265,000
  Interest paid                                                             $    113,000   $         --   $         --

The accompanying notes are an integral part of these consolidated financial statements.

                              Amtech Corporation
                              1996 Annual Report

                           Consolidated Statements
                            of Stockholders' Equity


                                                                          Unrealized gain               Retained
                                        Common Stock        Additional       (loss) on                  earnings         Total
                                    --------------------      paid-in        marketable    Treasury   (accumulated   stockholders'
                                     Shares      Amount       capital        securities     stock       deficit)         equity
                                    ----------  --------      -----------   -----------   ---------   ------------   --------------

Balance, December 31, 1993          14,558,389  $146,000      $72,638,000   $        --   $      --    $(5,979,000)    $66,805,000
Exercise of stock options
 for cash                               49,019        --          264,000            --          --             --         264,000
Payment of cash dividends
 ($0.08 per share)                          --        --               --            --          --     (1,168,000)     (1,168,000)
Tax benefit from exercise of
 stock options                              --        --        2,184,000            --          --             --       2,184,000
Unrealized loss on marketable
 securities (net of tax effect
 of $211,000)                               --        --               --      (411,000)         --             --        (411,000)
Net income                                  --        --               --            --          --      7,662,000       7,662,000
                                    ----------  --------      -----------   -----------   ---------   ------------   -------------
Balance, December 31, 1994          14,607,408   146,000       75,086,000      (411,000)         --        515,000      75,336,000
Exercise of stock options
 for cash                               77,628     1,000          300,000            --          --             --         301,000
Payment of cash dividends
 ($0.02 per share)                          --        --               --            --          --       (293,000)       (293,000)
Tax benefit from exercise of
 stock options                              --        --          101,000            --          --             --         101,000
Unrealized gain on marketable
 securities (net of tax effect
 of $892,000)                               --        --               --     1,734,000          --             --       1,734,000
Purchase of treasury stock
 (80,000 shares)                            --        --               --            --    (393,000)            --        (393,000)
Other                                       --        --         (138,000)           --          --             --        (138,000)
Net loss                                    --        --               --            --          --     (4,087,000)     (4,087,000)
                                    ----------  --------      -----------   -----------   ---------   ------------   -------------
Balance, December 31, 1995          14,685,036   147,000       75,349,000     1,323,000    (393,000)    (3,865,000)     72,561,000
Exercise of stock options
 for cash                              117,627     1,000          112,000            --          --             --         113,000
Tax benefit from exercise of
 stock options                              --        --           35,000            --          --             --          35,000
Stock option compensation                   --        --          446,000            --          --             --         446,000
Realized gain on marketable
 securities (net of tax effect
 of $681,000)                               --        --               --    (1,323,000)         --             --      (1,323,000)
Other                                       --        --          568,000            --          --             --         568,000
Net loss                                    --        --               --            --          --       (644,000)       (644,000)
                                    ----------  --------      -----------   -----------   ---------   ------------   -------------
Balance, December 31, 1996          14,802,663  $148,000      $76,510,000   $        --   $(393,000)   $(4,509,000)    $71,756,000
                                    ==========  ========      ===========   ===========   =========    ===========   =============

The accompanying notes are an integral part of these consolidated financial statements.

                               Amtech Corporation
                               1996 Annual Report


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

     Cash investments and marketable securities - Cash investments with maturities of three months or less when purchased are considered cash equivalents. Marketable securities, which are available-for-sale and have stated maturities within two years, are as follows:

                                       1996             1995
                                    -----------     -----------
U.S. Treasury securities            $ 9,882,000     $ 7,124,000
U.S. corporate debt securities        1,970,000              --
U.S. corporate equity securities             --       3,044,000
                                    -----------     -----------
                                    $11,852,000     $10,168,000
                                    ===========     ===========

     Marketable securities are carried at amortized cost, which approximates fair market value except for U.S. corporate equity securities which had an unrealized gain of $2,004,000 and, net of its potential tax effect, was included in stockholders' equity at December 31, 1995. In 1997, the Company collateralized a contract performance bond with $3,800,000 of the Company's short-term marketable securities.

     Inventories - Inventories are stated at the lower of cost (first-in, first-out) or market.

     Depreciation and amortization - Depreciation of property and equipment is provided using the straight-line method over estimated useful lives ranging from three to twenty-five years. Amortization of intangible assets, including goodwill, is provided using the straight-line method over periods ranging from seven to fifteen years.

     Revenue recognition - Generally, sales are recorded when products are shipped or services are rendered. Sales under long-term contracts are recorded as costs are incurred and include estimated profits calculated on the basis of the relationship between costs incurred and total estimated costs (cost-to-cost type of percentage-of-completion method of accounting). Revenues recognized in excess of amounts billed to customers are included in accounts receivable and amounted to approximately $4,700,000 and $1,855,000 at December 31, 1996 and 1995, respectively. In the period in which it is determined it is probable that a loss will result from the performance of a contract, the entire amount of the estimated ultimate loss is charged against income. Deferred license revenues associated with the sale of manufacturing and marketing rights are amortized over five years on a straight-line basis.

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

     Long-lived assets - In accordance with Financial Accounting Standards Board Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Company reviews the original assumptions and rationale utilized in

                               Amtech Corporation
                               1996 Annual Report


                             Notes to Consolidated

                              Financial Statements


the establishment of the carrying value and estimated life of certain long-lived assets. The carrying value would be adjusted to fair value if facts and circumstances indicating an impairment were present.

     Reclassifications - Certain prior year balances have been reclassified to conform with the 1996 presentation.

2. Business acquisitions

Amtech International

In October 1996, the Company acquired the remaining 51% interest in its European joint venture, Amtech International S.A. (formerly Alcatel Amtech S.A.) for a nominal amount. Prior to October 1996, the Company accounted for its investment in Amtech International using the equity method of accounting and recognized $1,301,000 in 1996 as marketing, general, and administrative expense. Since October 1996, the Company has been including 100% of Amtech International's accounts in its consolidated financial statements.

Cotag

In late January 1995, the Company purchased all of the stock of Cotag International Limited ("Cotag") for approximately $5,800,000, including acquisition expenses. Cotag is located in Cambridge, England, and manufactures radio frequency identification security systems for hands-free electronic access control and other related applications. The results of operations for Cotag are included in the consolidated financial statements of the Company beginning February 1, 1995. The acquisition of Cotag resulted in goodwill of approximately $4,100,000, which is being amortized over ten years.

Cardkey

On August 1, 1995, the Company purchased substantially all of the assets and assumed certain liabilities of Cardkey Systems, Inc., and Cardkey Systems Limited (collectively, "Cardkey") and subsequently sold certain operations unrelated to Cardkey's core business. The net purchase price for Cardkey including acquisition expenses and post-acquisition adjustments recorded in 1996 was $17,887,000, consisting of cash and a non-interest bearing promissory note which was originally recorded at a present value of $4,481,000 using an 8.75% imputed interest rate. The note's final installment of $1,839,000 is due in March 1997, and is secured by short-term marketable securities. The primary operating companies of Cardkey are headquartered in Simi Valley, California, and Reading, England. Cardkey sells, installs, and services electronic access control systems through an international network of direct sales offices and resellers.

     The results of operations for Cardkey are included in the consolidated financial statements of the Company beginning August 1, 1995. Allocation of the purchase price resulted in a one-time charge in the third quarter of 1995 in the amount of $882,000 for purchased in-process research and development. The acquisition of Cardkey resulted in goodwill and other intangible assets of approximately $4,600,000, after the effect of post-acquisition adjustments, which are being amortized over periods ranging from seven to fifteen years.

     The following unaudited pro forma summary combines the consolidated results of operations of the Company and Cardkey as if the acquisition had occurred on January 1, 1995, after giving effect to certain adjustments, including amortization of goodwill and intangible assets, decreased interest income on the cash consideration paid for the purchase, decreased interest expense on intercompany debt not assumed by the Company and related income tax effects. The pro forma summary does not include the effect of the one-time charge for purchased in-process research and development. This pro forma summary is not necessarily indicative of the results of operations as they would have been if the Company and Cardkey had constituted a single entity during such period, nor is it necessarily indicative of the future results of operations.


(Unaudited)                           1995
-----------------------------------------------
Sales                             $118,852,000
Net loss                            (5,953,000)
Loss per share                           (0.41)

                               Amtech Corporation
                               1996 Annual Report


WaveNet

Since December 1994, the Company has provided debt and equity financing to WaveNet International, Inc. (formerly WaveLink Technologies, Inc.) and WaveNet, Inc. (collectively, "WaveNet"). WaveNet is developing a product line for the radio frequency data communications market. During 1995, the Company accounted for its investment in WaveNet using the equity method of accounting and recognized approximately $900,000 as research and development expense. During the fourth quarter of 1995, the financing provided by the Company resulted in the Company owning a majority of the outstanding equity securities of WaveNet. Accordingly WaveNet's accounts are consolidated with those of the Company beginning December 31, 1995. Upon consolidation, allocation of the Company's net investment to the acquired net assets of WaveNet resulted in goodwill of approximately $364,000 and a one-time charge of approximately $500,000 in the fourth quarter of 1995 for purchased in-process research and development.

3. Inventories

                                   1996         1995
                                -----------  -----------
Raw materials                   $ 7,355,000  $ 4,900,000
Work in process                   2,307,000    1,944,000
Finished goods                    3,835,000    4,539,000
                                -----------  -----------
                                $13,497,000  $11,383,000
                                ===========  ===========

4. Property and equipment

                                   1996         1995
                                -----------  -----------
Land                            $   690,000  $   690,000
Buildings                         4,810,000    4,462,000
Manufacturing, test, and
  other equipment                10,636,000    8,801,000
Computer equipment and
  software                        7,743,000    6,337,000
Office equipment, furniture,
  and fixtures                    2,294,000    2,106,000
Leasehold improvements
  and other                       1,465,000      825,000
                                -----------  -----------
                                $27,638,000  $23,221,000
                                ===========  ===========

5. Accrued expenses



                                   1996        1995
                                ----------  ----------
Payroll and related benefits    $2,473,000  $2,186,000
Warranty reserves                2,599,000   2,323,000
Other                            3,319,000   2,692,000
                                ----------  ----------
                                $8,391,000  $7,201,000
                                ==========  ==========

6. Stock Options

The Company has non-qualified stock options outstanding to employees and directors under various shareholder approved Stock Option Plans. Options granted under these plans are generally not less than the fair market value at the date of grant, and subject to termination of employment, generally expire ten years from date of grant. Employee options are generally exercisable in annual installments over five years or are exercisable at rates of 45% in three years and 55% in five and one-half years, unless accelerated due to the Company's common stock trading at appreciated price targets. Annual grants to certain directors are exercisable within six months from the date of the grant. At December 31, 1996, 529,053 shares were available for future grants under the Company's Stock Option Plans excluding 80,500 shares reserved for possible issuance as restricted stock in tandem with the exercise of certain stock options outstanding. In 1996, 47,700 shares of restricted stock were issued pursuant to the Plans.

     The following is a summary of transactions in these plans for 1996, 1995, and 1994:

                                                      Weighted Average
                                             Shares    Exercise Price
                                           ---------------------------
Outstanding at December 31, 1993             811,983           $15.25
Granted                                      642,475           $11.30
Cancelled                                   (538,251)          $21.17
Exercised                                    (49,019)          $ 5.39
                                           ---------
Outstanding at December 31, 1994             867,188           $ 9.20
Granted                                      765,500           $ 6.13
Cancelled                                   (277,712)          $ 9.16
Exercised                                    (77,628)          $ 3.88
                                           ---------
Outstanding at December 31, 1995           1,277,348           $ 7.69
Granted                                      330,750           $ 6.29
Cancelled                                   (128,650)          $ 7.36
Exercised                                    (69,927)          $ 4.98
                                           ---------
Outstanding at December 31, 1996           1,409,521           $ 7.53
                                           =========

                               Amtech Corporation
                               1996 Annual Report


     Summarized information about stock options outstanding under the plans at December 31, 1996 is as follows:


                       Options Outstanding                                     Options Exercisable
--------------------------------------------------------------------       ----------------------------
                                 Weighted Average
   Range of           Number        Remaining       Weighted Average          Number    Weighted Average
Exercise Prices    Outstanding   Contractual Life     Exercise Price       Exercisable   Exercise Price
---------------    -----------   ----------------   ----------------       -----------  ----------------
$3.18 - $7.07          853,638          8.6 years             $ 5.67           179,588            $ 5.14
$7.80 - $10.75         522,133          7.1 years             $ 9.80           178,243            $ 9.66
$16.50 - $25.40         33,750          6.6 years             $19.09            33,750            $19.09
                     ---------                                                 -------
                     1,409,521                                                 391,581
                     =========                                                 =======

     In December 1995, stock options were granted to certain of the Company's outside directors under a plan that was approved by the shareholders on April 25, 1996. The Company recognized compensation expense of $446,000 based on the excess of the fair market value of the Company's common stock on the date of plan approval, which was $9.00, over the exercise price of the options of $5.13, which was fair market value of the Company's common stock on the date of the grant.

     During 1994, certain stock options were cancelled and regranted pursuant to a program whereby employees could voluntarily elect to exchange any outstanding stock options for replacement options at the current market price of the Company's common stock, provided that replacement options would only be for one-half as many shares. As a result, 520,438 options were cancelled and 260,225 options regranted for which the exercise price per share was reduced from a range of $13.34 - $29.25 to $10.00 - $10.75.

     In accordance with the terms of Accounting Principles Board Opinion No. 25, the Company does not record compensation expense for its stock option plans unless the market price exceeds the exercise price on the date of grant. As required by Financial Accounting Standards Board Statement No. 123, "Accounting and Disclosure of Stock-Based Compensation", the Company provides the following disclosure of hypothetical values for these plans. Options granted in 1996 with a market price equal to the exercise price have a weighted average exercise price of $6.29 and an estimated weighted average grant date value of $2.74. The directors' options approved by the shareholders on April 25, 1996, with a market price exceeding the exercise price, have a weighted average exercise price of $5.13 and an estimated weighted average grant date value of $4.48. These values were estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected future stock-price volatility of 51%; risk-free interest rate of 6.05%; no expected dividend yield and expected life of 3.7 years. Had compensation expense been recorded based on these hypothetical values, the Company's 1996 net loss would have been $1,112,000 or $0.08 per share rather than the reported net loss of $0.04 per share. A similar computation for 1995 would have resulted in a net loss of $4,275,000 or $0.29 per share rather than the reported net loss of $0.28 per share. Because options vest over several years and additional option grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

7. Income Taxes

Components of the provision for income taxes are as follows:

                 1996        1995        1994
               --------   ---------   ----------
Current:
    U.S.       $183,000   $ 775,000   $1,234,000
    Foreign     197,000          --           --

Deferred:
    U.S.        (91,000)   (603,000)   3,164,000
               --------   ---------   ----------
               $289,000   $ 172,000   $4,398,000
               ========   =========   ==========

     Approximately $35,000, $101,000 and $2,184,000 in 1996, 1995, and 1994,
respectively, represent the tax benefit from the Company's stock option exercises which directly increased paid-in capital and did not reduce the provision for income taxes.

                               Amtech Corporation
                               1996 Annual Report


     A reconciliation of the expected U.S. tax provision (benefit) to the actual consolidated tax provision is as follows:

                                         1996          1995         1994
                                       ---------   -----------   ----------
Expected tax provision
  (benefit) at U.S.
  statutory rate                       $(121,000)  $(1,331,000)  $4,121,000
State taxes                               50,000        15,000      277,000
Foreign taxes                             51,000        75,000           --
Interest on tax-
  exempt securities                           --       (15,000)    (218,000
Unbenefitted foreign losses, net          40,000     1,171,000           --
Non-deductible goodwill                  165,000       130,000           --
Effect of foreign tax rates              (83,000)           --           --
Other, net                               187,000       127,000      218,000
                                       ---------   -----------   ----------
                                       $ 289,000   $   172,000   $4,398,000
                                       =========   ===========   ==========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1995 are as follows:

                                          1996          1995
                                      ------------   -----------
Deferred tax assets:
Non-deductible reserves               $  1,742,000   $ 1,301,000
Losses of foreign subsidiaries and
  joint ventures                        10,473,000     3,398,000
Tax credit carryforwards                   490,000       478,000
Amortization of deferred
  license revenues                              --       294,000
Amortization of intangibles                256,000       247,000
Other, net                                 536,000       410,000
                                      ------------   -----------
Total deferred tax assets               13,497,000     6,128,000
Valuation allowance for deferred
  tax assets                           (10,093,000)   (2,866,000)
                                      ------------   -----------
                                         3,404,000     3,262,000

Deferred tax liabilities:
Unrealized gain on
  marketable securities                         --       681,000
                                      ------------   -----------
Net deferred tax assets               $  3,404,000   $ 2,581,000
                                      ============   ===========

     The valuation allowance in 1996 and 1995 primarily represents losses of foreign subsidiaries for which realization is uncertain. In 1996, $6,894,000 of the valuation allowance is related to the acquisition of Amtech International. The foreign subsidiaries have net operating loss carryforwards which begin to expire in the year 1997. Tax credit carryforwards in the U.S. include research tax credits which are available through 2011 and alternative minimum tax credits that do not expire. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

8. Commitments and Contingencies

Leases - The Company leases certain of its office facilities and various automobiles. Rental expense for 1996, 1995, and 1994 was $3,325,000, $1,521,000, and $703,000 respectively. Certain facility leases have renewal options from one to five years. Future minimum lease payments under noncancelable operating leases are as follows:


1997                                                             $ 2,926,000
1998                                                               2,710,000
1999                                                               2,430,000
2000                                                               2,219,000
2001                                                               1,399,000
Thereafter                                                        10,345,000

Contingencies - WaveNet International, Inc. and certain of its employees are the subject of a Canadian $11,000,000 (approximately U.S. $8,000,000) suit brought by Teklogix, Inc., their former employer. The suit alleges improper use of confidential information in WaveNet International, Inc.'s products, theft of technology, misappropriation of business opportunities and similar improprieties. In addition to the damages requested, Teklogix seeks to enjoin the defendants from soliciting customers of Teklogix, from disclosing confidential information of Teklogix, and from making or selling any products that use intellectual property of Teklogix. Teklogix also seeks a declaration that it owns any WaveNet International, Inc. products that use intellectual property of Teklogix. WaveNet International, Inc. has denied any wrongdoing by it or its employees and intends to

                               Amtech Corporation
                               1996 Annual Report


vigorously defend the litigation. While the final outcome of this matter cannot be predicted with certainty, the Company believes that the final resolution of this matter will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

9. Related Party Transactions

Sales to affiliates accounted for 1%, 5%, and 11% of sales for 1996, 1995, and 1994, respectively.

     In December 1995, Mr. David P. Cook was appointed a director of the Company. In April 1994 the Company invested $5,000,000 of cash and cash equivalents in a Limited Partnership investment fund managed by Mr. Cook. The fund invested in U.S. Treasury securities, financial futures contracts and index options. The Company's investment was valued at $5,299,000 at December 31, 1995. Mr. Cook personally guaranteed the Company's $5,000,000 investment. The Company liquidated its investment in the fund on March 31, 1996 for $5,000,000 to avoid any potential conflict of interest or the appearance of a conflict of interest.

10. Geographic Operations and Significant Customers

The Company operates in one industry segment, the provision of systems and solutions for the intelligent transportation, electronic security, logistics, and other markets through the design, manufacturing, installation, and support of hardware and software products utilizing the Company's wireless data and security technologies.

     The following presents information about the Company's operations in different geographic areas:


Year Ended December 31, 1996
(In thousands)                                       Canada
                                 U. S.     Europe   and Other   Eliminations    Total
                                -------   -------   --------    ------------   --------
Sales:
   Unaffiliated
    customers                   $85,923   $28,743     $ 1,842     $      --    $116,508
   Inter-area
    transfers                     2,476     2,220         173        (4,869)         --
                                -------   -------     -------     ---------    --------
                                $88,399   $30,963     $ 2,015     $  (4,869)   $116,508
                                =======   =======     =======     =========    ========
Operating loss                  $(1,008)  $  (927)    $(1,213)    $      --    $ (3,148)
                                =======   =======     =======     =========    ========
Identifiable
 assets                         $73,624   $15,233     $ 2,184     $      --    $ 91,041
                                =======   =======     =======     =========    ========


Year Ended December 31, 1995
(In thousands)                                       Canada
                                 U. S.     Europe   and Other   Eliminations    Total
                                -------   -------   ---------   ------------   -------
Sales:
   Unaffiliated
    customers                   $64,916   $14,763     $   392     $      --    $80,071
   Inter-area
    transfers                       586       230         208        (1,024)        --
                                -------   -------     -------     ---------    -------
                                $65,502   $14,993     $   600     $  (1,024)   $80,071
                                =======   =======     =======     =========    =======
Operating loss                  $(2,488)  $(2,182)    $(1,372)    $      --    $(6,042)
                                =======   =======     =======     =========    =======
Identifiable
 assets                         $78,863   $12,803     $ 1,713     $      --    $93,379
                                =======   =======     =======     =========    =======

     Sales and transfers between geographic areas were generally priced to recover cost plus an appropriate mark-up for profit. These inter-area transfers were eliminated from consolidated sales.

     U. S. export sales, summarized by geographic area, are as follows:

                              1996         1995         1994
                           -----------  -----------  -----------
The Americas (excluding
  the United States)       $ 7,998,000  $ 6,593,000  $ 8,805,000
Far East                     5,434,000    3,938,000    1,577,000
Europe                       1,340,000    2,867,000    1,557,000
                           -----------  -----------  -----------
                           $14,772,000  $13,398,000  $11,939,000
                           ===========  ===========  ===========

     In 1996, the Company had one customer, a state government transportation agency, which accounted for 11% of sales and 16% of year-end accounts receivable. In 1995, the Company had one customer, a state government transportation agency, which accounted for 21% of sales and 22% of year-end accounts receivable. In 1994, the Company had two customers which accounted for 21% and 13% of sales.

11. Employee Benefit Plans

The Company has a retirement savings plan structured under Section 401(k) of the Internal Revenue Code. The plan covers substantially all U.S. employees meeting minimum service requirements. Under the plan, contributions are voluntarily made by employees and the Company may provide matching contributions based on the employees' contributions. The Company incurred $125,000, $79,000, and $96,000 in

                               Amtech Corporation
                               1996 Annual Report


1996, 1995, and 1994, respectively, for matching contributions to this plan.

     The Company has an employee stock purchase plan for substantially all employees that meet minimum service requirements. The plan provides for the purchase of up to 300,000 previously issued shares of the Company's common stock. The employee contributes 85% of the purchase price through payroll deduction with the difference paid by the Company. Since inception of the plan in October 1996, 15,893 shares had been purchased pursuant to the plan.

12. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 1996 and 1995:


                                                Quarter Ended
      1996                  March 31       June 30     September 30   December 31
------------------         -----------   -----------   ------------   -----------
Sales                      $28,276,000   $29,867,000    $27,971,000   $30,394,000
Cost of sales               17,279,000    16,937,000     15,961,000    17,878,000
Net income
  (loss)                       353,000       (20,000)       (63,000)     (914,000)
Net income
  (loss) per share                0.02          0.00           0.00         (0.06)
     1995
------------------
Sales                      $13,935,000   $13,001,000    $24,526,000   $28,609,000
Cost of sales                9,373,000     8,434,000     15,775,000    20,074,000
Net loss                      (280,000)   (1,257,000)      (422,000)   (2,128,000)
Net loss
  per share                      (0.02)        (0.09)         (0.03)        (0.15)